Mail Stop 4561

April 23, 2009

VIA USMAIL and FAX (212) 417 - 8159

Mr. Alan B. Levin
Chief Financial Officer
National Holdings Corporation
120 Broadway, 27th Floor
New York, New York 10271

> **Re:** **National Holdings Corporation**
> **Form 10-K for the year ended 9/30/2008**
> **Filed on 12/29/2008**
> **File No. 001-12629**

Dear Mr. Alan B. Levin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008

General

1.   Please note that you must resolve all comments relating to this filing before your
        registration statement on Form S-1, filed on October 3, 2008, can be taken
        effective.

Item 1. Business

Government Regulation and Supervision, page 10

2.   Please quantify the net capital requirements for vFinance Investments and
        EquityStation and disclose whether they met those requirements as of September
        30, 2008. Clarify whether National Securities is subject to any requirement to
        maintain a ratio of aggregate indebtedness to net capital and, if so, whether
        National Securities met the required ratio as of the end of your fiscal year. Also,
        tell us whether vFinance is subject to any additional net capital or similar
        requirements as a member of the NFA.

Item 3. Legal Proceedings, page 25

3.   On page 26, you disclose that you believe certain lawsuits alleging $3,400,000 in
        damages are substantially without merit and that you will only pay approximately
        $295,000 for representation costs. The statement that these claims are without
        merit is a legal conclusion that you are not qualified to make. Please confirm that
        you will omit this type of conclusory statement from future filings. In addition,
        please tell us the basis for management's conclusion that it will pay only
        $295,000 for representation costs.

Item 7. Management's Discussion and Analysis … page 28

4.   Please provide an overview to address management's perspective on the risks and
        challenges facing your company and how management is dealing with these
        issues. For example, please address the impact of the current market on your
        company. Additionally, please address the impact of your merger with vFinance.
        Also discuss the performance indicators (financial and non-financial) that
        management uses to manage and assess your business that would be important to
        investors. Refer to Release 33-8350 (Dec. 19, 2003).

Item 9A. Controls and Procedures, page 39

5.   We note that your executive officers concluded that your disclosure controls and procedures were effective to ensure that material information "would be made known to them." Please tell us whether your CEO and CFO also concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Exchange Act. Refer to Exchange Act Rule 13a-15(e) and paragraph 4(a) of your certifications. Please confirm that your future filings will more accurately describe the executive officers' conclusions regarding effectiveness.

Financial Statements and Notes

Note 9 – Acquisitions, pages F-17 – F-21

6.   We note that pursuant to the Merger Agreement, each share of vFinance common stock was automatically converted into the right to receive 0.14 shares of your common stock. Please clarify how you determined the fair value of the shares of common stock issued.   Reference is made to paragraphs 22 and 23 of SFAS 141 and EITF 99-12. In addition, we note that non-qualified stock options granted pursuant to employment agreements had an exercise price equal to the average of the 10-day closing price of National's common stock prior to the merger. Advise us how this complies with SFAS 123(R).

7.   Please clarify how you determined the fair value of the customer list intangible on the date of acquisition. Your discussion should clarify whether you obtained an independent appraisal or performed an internal valuation and discuss the assumptions and inputs utilized.   In addition, given the significant impairment taken shortly after acquisition, please explain the methodology used to determine the impact of the economic factors cited in Note 10 on your customers relationships acquired. While we note the unfavorable financial and economic factors in the fourth quarter, how was uncertainty in the markets at the time of acquisition considered in your determination of fair value.

8.   Provide your basis in GAAP for excluding the impairment of intangible assets from your pro forma information. Reference is made to the disclosure provisions of Article 11 of Regulation S-X and SFAS 141.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

Financial Statements and Notes

Fair Value

9.   We note that you do not expect the implementation of SFAS 157 will have a material impact on your results of operations or financial condition.   Given that the period ended December 31, 2008 represents the first interim period impacted by your adoption of SFAS 157, tell us how you have complied with the disclosure requirements outlined in paragraphs 32 – 35 of SFAS 157.

Certifications

10.   We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a).   Specifically, we note the introductory language in paragraph 4 referring to internal control over financial reporting was omitted in your Form 10-K for the year ended September 30, 2008 and the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting were omitted in your Form 10-Q for the period ended December 31, 2008.   Please file an amendment to your annual and quarterly report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). If your amendment excludes financial statements, please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification. For further guidance, refer to Section 246.13 under the Division's Compliance and Disclosure Interpretations for Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 16, 2009

Compensation Discussion and Analysis, page 13

Principal Elements of our 2008 Compensation Program, page 15

Brokerage Commissions, page 15

11.   We note that executives may receive brokerage commissions. Please tell us which executives are registered representatives and the percentage of their 2008 salary that resulted from commissions. Please confirm that you will provide similar disclosure in your future filings.

Incentive Bonus, page 15

12.   In this section, you state that "no incentive bonus plan was approved for fiscal year 2008." However, on page 16, you state: "It is anticipated that a similar bonus pool plan will be recommended by the Compensation Committee, and approved by the Company's Board of Directors, for the fiscal year ending September 30, 2008." Please explain this apparent discrepancy.

Summary Compensation Table, page 18

13.   Please tell us why you have not included perquisites and other benefits in the column "Other Compensation" in accordance with Item 402(n)(2)(ix) of Regulation S-K.

14.   We note that stock options were granted on July 1, 2008 to your executive officers according to your disclosure on page 19. Please tell us why no amounts are reflected for these awards in the summary compensation table.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551 - 3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief